For the year ended (a) September 30, 1997
File number (c) 811-3084



                        SUB-ITEM 77J

            Restatement of Capital Share Account

    The Fund accounts and reports for
distributions to shareholders in
accordance with the
American Institute of Certified Public
Accountants' Statement of Position 93-2:
Determination,
Disclosure, and Financial Statement
Presentation of  Income, Capital Gain,
and Return Capital
Distributions by Investment Companies.   The
effect of applying this statement was to increase undistributed net investment income and decrease accumulated net realized gain on investments by $1,914,727 for net operating losses during the fiscal year ended September
30, 1997.  Net
investment income, net realized gains and net assets were not affected by this change.